F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

November 17, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Dear Sir or Madam:

Re: Capital Mineral Investors, Inc. (the "Company")

Withdrawal of Incorrect Filing

On Monday, November 14, 2005, we incorrectly filed a Notice of Late Filing (Form 12B-25) under the wrong form type, form 10-12B.

On today's date, we correctly re-filed the Form 12B-25 under the correct form type, NT-10Q. We have also faxed the SEC to have the filing date revised to reflect the original filing date.

Our request in this letter is to have the incorrect form removed from EDGAR.

Thank you for your assistance in this matter.

Yours truly,
FRASER and COMPANY

Per: "Diana Mark"

Diana Mark, Legal Assistant

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: mark@fraserlaw.com